March 31, 2025

Suqin Li
Chief Executive Officer
Majestic Ideal Holdings Ltd
22/F, China United Plaza
1008, Tai Nan West Street
Cheung Sha Wan, Kowloon, Hong Kong

       Re: Majestic Ideal Holdings Ltd
           Amendment No. 5 to Registration Statement on Form F-1
           Filed March 25, 2025
           File No. 333-282499
Dear Suqin Li:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1 filed March 25, 2025 Selling Shareholders, page 91

1. Please revise the disclosure on pages 91 and Alt-21 to discuss the details of the transaction(s) in which the selling shareholders received the shares covered by the amended registration statement.
2. Please revise the disclosure on page Alt-21 to discuss, if applicable, the relationship between Action Holdings Limited and the two resale shareholders.
 March 31, 2025
Page 2
Undertakings, page II-1

3. Please revise to provide the undertakings required by Item 512(a) of Regulation S-K.

Exhibit Index, page II-2

4. Please ensure that you have filed the underwriting agreement as an exhibit. In this regard, we note the new disclosure on page 108 that the "Company and the Selling
       Shareholder will enter into an underwriting agreement with Craft Capital Management, LLC and WestPark Capital, Inc." However, you indicate in the asterisk
       footnote on page II-3 that the form of underwriting agreements was previously filed.

      Please contact Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at
202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Lawrence S. Venick, Esq.